Exhibit 99.1

DHX MEDIA LTD. (DBA WILDBRAIN)

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of DHX Media Ltd. (dba WildBrain) (the “Company”) held on December 17, 2019 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, the Company hereby advises of the following voting results obtained at the Meeting:

Items Voted Upon	Voting Result
1. Election of Directors	The eleven (11) nominees for directors who were proposed by management of the Company were elected pursuant to a vote conducted by ballot. The votes were cast for each nominee as follows:

	For	Withheld
David Colville	99.45%	0.55%
Amanda Cupples	99.32%	0.68%
Deborah Drisdell	99.30%	0.70%
Eric Ellenbogen	99.31%	0.69%
Erin Elofson	99.33%	0.67%
Alan Hibben	97.88%	2.12%
Steven Landry	99.30%	0.70%
Geoffrey Machum	99.50%	0.50%
Thomas McGrath	99.32%	0.68%
Jonathan Whitcher	99.29%	0.71%
Donald Wright	97.85%	2.15%

2. Appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorization of the directors to fix the remuneration to be paid to the auditors

PricewaterhouseCoopers LLP were appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors pursuant to a vote conducted by ballot;

99.80% of the votes were cast in favour and 0.20% withheld.

3. Amendment of the Company’s articles, including to change the name of the Company to “WildBrain Ltd.”

The resolution set forth in Appendix “A” of the Company’s management information circular dated November 5, 2019 authorizing the amendment of the Company’s articles was approved pursuant to a vote conducted by ballot;

99.61% of the votes were cast in favour and 0.39% against.

4. Approval of the adoption of an omnibus equity incentive plan

The resolution set forth in Appendix “B” of the Company’s management information circular dated November 5, 2019 approving the adoption of an omnibus equity incentive plan was approved pursuant to a vote conducted by ballot;

99.31% of the votes were cast in favour and 0.69% against.

5. Approval of unallocated options under the stock option plan of the Company

The resolution set forth in Appendix “D” of the Company’s management information circular dated November 5, 2019 authorizing unallocated options under the stock option plan of the Company was approved pursuant to a vote conducted by ballot;

99.38% of the votes were cast in favour and 0.62% against.

6. Approval of amendments to the employee share purchase plan of the Company

The resolution set forth in Appendix “E” of the Company’s management information circular dated November 5, 2019 approving amendments to the employee share purchase plan of the Company was approved pursuant to a vote conducted by ballot;

99.43% of the votes were cast in favour and 0.57% against.

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